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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. _)(1)

                             NATIONAL-OILWELL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   637071-10-1
                                 (CUSIP Number)

                                  JUNE 28, 2000
             (Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         [ ]  RULE 13D-1(b)
         [x]  RULE 13D-1(c)
         [ ]  RULE 13D-1(d)

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 637071-10-1                 13G             PAGE   2    OF   2   PAGES
                                                           ------    -----

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Hushang Ansary
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  [ ]
           (b)  [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                                        5         SOLE VOTING POWER

                                                  5,770,747 (includes shares
                                                  owned by the Ansary Family
                                                  Trust and the Ansary
                NUMBER                            Foundation, both of which
                                                  Hushang Ansary disclaims
               OF SHARES                          beneficial ownership of, as
                                                  well as currently exercisable
             BENEFICIALLY                         options to purchase 406,200
                                                  shares)
               OWNED BY                 ---------------------------------------
                                        6         SHARED VOTING POWER
                 EACH
                                                  None
               REPORTING                ---------------------------------------
                                        7         SOLE DISPOSITIVE POWER
              PERSON WITH
                                                  5,770,747 (includes shares
                                                  owned by the Ansary Family
                                                  Trust and the Ansary
                                                  Foundation, both of which
                                                  Hushang Ansary disclaims
                                                  beneficial ownership of, as
                                                  well as currently exercisable
                                                  options to purchase 406,200
                                                  shares)
                                        ---------------------------------------
                                        8         SHARED DISPOSITIVE POWER

                                                  None
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,708,660 (includes shares owned by other persons listed in Annex A, as to which Hushang Ansary disclaims beneficial ownership, and currently exercisable options to purchase 414,663 shares)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


            9.13% (does not include options)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,708,660 (includes shares owned by other persons listed in Annex A, as to which Hushang Ansary disclaims beneficial ownership, and currently exercisable options to purchase 414,663 shares)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a)         NAME OF ISSUER:

                  National-Oilwell, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10000 Richmond Avenue
                  Houston, Texas 77042

ITEM 2(a)         NAME OF PERSON FILING:

                  Hushang Ansary

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1000 Louisiana
                  Suite 5900
                  Houston, Texas 77002

ITEM 2(c)         CITIZENSHIP:

                  United States of America

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

ITEM 2(e)         CUSIP NUMBER:

                  637071-10-1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4            OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) AMOUNT BENEFICIALLY OWNED:

                  7,708,660 (includes shares owned by other persons listed in Annex A, as to which Hushang Ansary disclaims beneficial ownership, and currently exercisable options to purchase 414,663 shares)

                  (b) PERCENT OF CLASS: 9.13%

                  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                  5,770,747 (includes shares owned by the Ansary Family Trust and the Ansary Foundation, both of which Hushang Ansary disclaims beneficial ownership of, as well as currently exercisable options to purchase 406,200 shares)


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                  (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                  None

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  5,770,747 (includes shares owned by the Ansary Family Trust and the Ansary Foundation, both of which Hushang Ansary disclaims beneficial ownership of, as well as currently exercisable options to purchase 406,200 shares)

                  (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  None

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10           CERTIFICATIONS.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  June 28, 2000
                           --------------------------
                                     (Date)

                               /s/ Hushang Ansary
                           --------------------------
                                   (Signature)

                            Hushang Ansary / Director
                           --------------------------
                                  (Name/Title)


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ANNEX A TO SCHEDULE 13G OF HUSHANG ANSARY

The aggregate number of shares reported as beneficially owned by Hushang Ansary includes shares owned by the following persons, as to which Hushang Ansary disclaims beneficial ownership:

                 NAME                                   RELATIONSHIP TO HUSHANG ANSARY                        SHARES
                 ----                                   ------------------------------                        ------
Nader Ansary                            Son                                                                    913,950
Nina Ansary                             Daughter                                                             1,023,963(2)
The Ansary Family Trust                 A trust controlled by Hushang Ansary for the benefit, inter            317,174
                                        alia, of members of his immediate family.
The Ansary Foundation                   A private charitable foundation controlled by Hushang                   54,160
                                        Ansary.
                                        Total:                                                               2,309,247

------------------

(2) Includes immediately exercisable options to purchase 8,463 shares.


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